

October 31, 2012

Via E-mail
Mr. Thomas Bianco
Chief Financial Officer
Attune RTD
3700 E Tachevah Drive #B117
Palm Springs, California 92262

> **Re:** **Attune RTD**
> **Form 10-K for the fiscal year ended December 31, 2011**
> **Filed March 30, 2012**
> **Form 10-Q for the quarterly period ended June 30, 2012**
> **Filed August 13, 2012**
> **File No. 000-54518**

Dear Mr. Bianco:

We have reviewed your filing and have the following comments. We have limited our review to only your financial statements and related disclosures and do not intend to expand our review to other portions of your documents. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by amending your filing, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your filing and the information you provide in response to these comments, we may have additional comments.

Form 10-K for the fiscal year ended December 31, 2011

Exhibit 32.1

1. The certifications filed pursuant to Section 906 in your Form 10-K for the year ended December 31, 2011 incorrectly refer to the period ended December 31, 2010. Please amend your Form 10-K in its entirety to include currently dated and corrected certifications.

Form 10-Q for the quarterly period ended June 30, 2012

Exhibit 32.1

2. The certifications filed pursuant to Section 906 in your Form 10-Q for the period ended June 30, 2012 refer to the period ended March 31, 2012. Please amend your Form 10-Q in its entirety filing to include currently dated and corrected certifications for June 30, 2012.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

You may contact Julie Sherman, Staff Accountant, at (202) 551-3640 or me at (202) 551-3676 if you have any questions regarding these comments. In this regard, do not hesitate to contact Martin James, Senior Assistant Chief Accountant, at (202) 551-3671.

Sincerely,

/s/ Brian Cascio

Brian Cascio
Accounting Branch Chief